February 6, 2025

Megan Miller
Division of Investment Management
U.S. Securities and Exchange Commission
3 World Financial Center
New York, New York 10281

Re:	Collaborative Investment Series Trust; File Nos. 811-23306 and 333-221072

Dear Ms. Miller

This correspondence is submitted in response to the Staff’s comments received on December 19, 2024, related to the September 30, 2024, Form N-CSR for Collaborative Investment Series Trust (the “Trust” or “Registrant”), on behalf of its series, Adaptive Core ETF, Goose Hollow Multi-Strategy Income ETF, Goose Hollow Tactical Allocation ETF, Mindful Conservative ETF and Mohr Sector NAV ETF (each a “Fund” and collectively, the “Funds”).

Set forth below are your comments, as we understand them, followed by responses to those comments, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Where appliable, revisions indicated in responses to your comments will be reflected in an amendment to the Form N-CSR to be filed subsequently to or concurrently with this letter. All capitalized terms not defined herein have the meaning given to them in the registration statement.

ANNUAL FINANCIAL STATEMENTS

Comment 1: Goose Hollow Tactical Allocation ETF. The Fund has consistently reported high portfolio turnover in its financial highlights. Please confirm that the risk related to portfolio turnover will be addressed in the summary prospectus, if applicable.

Response: The Fund’s prospectus has been revised to provide for strategy and risk disclosure regarding portfolio turnover.

Comment 2. All Funds, as applicable. The Staff noted that the line-item “Total Return Based on Market Value” was removed from the prior year’s audited financial highlights in the current year’s financial statements. Please supplementally explain why this line item was removed. Please also supplementally explain if the Fund is evaluated according to Accounting Standards Codification (“ASC”) Topic 250 “Accounting Changes and Errors Corrections.”

Response: After consulting with the Funds’ auditor, the Registrant does not believe that such line item is required but will consider revising the disclosure in the future. The Registrant so confirms with respect to ASC Topin 250.

Comment 3. All Funds, as applicable. The Staff noted that Item 10 of Form N-CSR states that it is not applicable. Please explain how Item 10 of Form N-CSR meets the requirements to disclose the aggregate renumeration paid by the Company during the period covered by the report. If the disclosure is in multiple locations in Item 7, please consider Tailored Shareholder Report FAQ #3 to communicate the relevant information more effectively to shareholders.

Response: The Registrant notes that fees paid to trustees are listed in each Fund’s Statement of Operations. The Registrant will consider making additional disclosures inconsideration of Tailored Shareholder Report FAQ #3 in the future.

Comment 4. All Funds, as applicable. According to the Notes to the Financial Statements, certain Funds have commitments and contingencies, however, the balance sheets do not have disclosures by a line-item that references the Notes to the Financial Statements regarding recoupment. Please include the disclosures in future financial statements in accordance with Regulation S-X 6-04-15.

Response: The Registrant will include such disclosures as appropriate in future filings.

If you have any questions or additional comments, please call the undersigned at 216-566-5706.

Very truly yours,

/s/ Andrew Davalla
Andrew Davalla